PETER E. REINERT DIRECT DIAL: 407-418-6291 NORTH EOLA DRIVE OFFICE POST OFFICE BOX 2809 ORLANDO, FLORIDA 32802-2809 peter.reinert@lowndes-law.com
MERITAS LAW FIRMS WORLDWIDE

March 12, 2012

VIA FACSIMILE (703-813-6984) AND EDGAR

Stacie Gorman, Esq. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	CNL Healthcare Trust, Inc. Post-Effective Amendment One to Form S-11 File No. 333-168129

Dear Ms. Gorman:

On behalf of CNL Healthcare Trust, Inc. (“CHT”), we are writing in response to supplemental comments issued orally by the Staff on March 12, 2012. To facilitate the Staff’s review, we have restated the comments and provided our responses below.

1.	Please disclose the cumulative earnings since inception of CHT as compared against cumulative cash and common stock distributions since inception for CHT.

We will include the following disclosure in the Rule 424(b)(3) prospectus:

“Cumulative cash and common stock distributions since our inception through December 31, 2011 were $55,892 and 4,180 shares of common stock, respectively, and our cumulative net loss since our inception through December 31, 2011 was $(1,759,580).

2.	Please disclose the average effective annual rental per unit.

We will include the following disclosure in the Rule 424(b)(3) prospectus:

“The average effective annual rental per unit is $16,889.28.”

In connection with these responses, CHT acknowledges that:

•	CHT is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CHT may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me at (407) 418-6291.

Sincerely,

/s/ Peter E. Reinert
Peter E. Reinert

PER/cb

0914805\145650\1431490\2

215 NORTH EOLA DRIVE ORLANDO, FLORIDA 32801-2028	TEL: 407-843-4600 • Fax :407-843-4444 • www.lowndes-law.com	450 SOUTH ORANGE AVENUE, SUITE 250 ORLANDO, FLORIDA 32801-3383